SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                 Playorena Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                     728129
                                 --------------
                                 (CUSIP Number)

                               Lawrence E. Kaplan
                          150 Vanderbilt Motor Parkway
                            Hauppauge, New York 11788
                                 (516) 273-0059
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 1, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.........728129                       Page 2 of 4 Pages
------------------------------------------------------------------------------
1) Name of Reporting Person........Lawrence Kaplan
   S.S. or I.R.S. Identification No. of Above Person....###-##-####
------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (see Instructions)
   (a)...... (b)......
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3) SEC Use Only.........................................
------------------------------------------------------------------------------
4) Source of Funds (See Instructions).......(See Item 3)
------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)..............
------------------------------------------------------------------------------
6) Citizenship or Place of Organization.........U.S.
------------------------------------------------------------------------------
Number of                  (7) Sole Voting Power............2,385,025
Shares Bene-               --------------------------------------------------
ficially Owned             (8) Shared Voting Power.........
by Each Reporting          --------------------------------------------------
Person With                (9) Sole Dispositive Power.......2,385,025
                           --------------------------------------------------
                           (10) Shared Dispositive Power...
------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person.....2,385,025
------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions).........
------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row 11.........25.9%
------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)..............IN
------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This Statement of Beneficial Ownership on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock") of Playorena, Inc. (the "Issuer"), whose principal executive offices are located at 150 Vanderbilt Motor Parkway, Suite 311, Hauppauge, NY 11788. All share numbers reflect adjustment resulting from the Issuer's reverse stock split of one for twenty on July 24, 1998.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  Name: Lawrence Kaplan

         (b) Residence or business address: 150 Vanderbilt Motor Parkway, Suite 311, Hauppauge, New York 11788

         (c) Present principal occupation or employment and the name, principal business and address or any corporation or other organization in which such employment is conducted: Mr. Kaplan is the sole shareholder, officer and director of G-V Capital Corp., an NASD registered broker-dealer.

         (d) Involvement in Certain Legal Proceedings. Not applicable.

         (e) Party to a Civil Proceeding. Not applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. The shares were acquired either with personal funds or due to cancellation of the Issuer's obligations to Mr. Kaplan.

ITEM 4.  PURPOSE OF TRANSACTION.
         The purpose of the transactions were for private investment, however as a major shareholder, officer and director of the Issuer, the reporting person influences substantially the policies, management and actions of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Reporting person beneficially owns an aggregate of 2,385,025 shares of Common Stock, representing 25.9% of the outstanding shares of Common Stock.

         (b) As to 2,385,025 shares, reporting person has sole power to vote and dispose or direct the disposition thereof.

         (c) None.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.  NOT APPLICABLE.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Date:        1/26/99

                                                     /s/ Lawrence Kaplan
                                              ---------------------------------
                                                       LAWRENCE KAPLAN